Exhibit 4.1

AMENDMENT NO. 1
TO THE
TAX ASSET PROTECTION PLAN

THIS AMENDMENT NO. 1, dated as of June 26, 2017 (this “Amendment”), to the Tax Asset Protection Plan, dated as of August 18, 2014 (the “Rights Agreement”), by and between Four Oaks Fincorp, Inc., a North Carolina corporation (the “Company”), and Computershare Trust Company, N.A. (as successor to Registrar and Transfer Company), as Rights Agent (the “Rights Agent”). All capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to them in the Rights Agreement.

WHEREAS, the Company intends to enter into an Agreement and Plan of Merger, dated as of June 26, 2017 (the “Merger Agreement”), by and between the Company and United Community Banks, Inc., a Georgia corporation (“United Community”), pursuant to which the Company will merge with and into United Community, with United Community continuing as the surviving corporation (the “Merger”);

WHEREAS, one or more shareholders may enter into an agreement with United Community (the “Support Agreements”) pursuant to which such shareholder(s) will agree to vote certain of his/her/their shares to approve the Merger Agreement and the Merger and against any acquisition proposal for the Company from another party (an “Acquisition Proposal”), unless (i) the Merger Agreement has been terminated, or (ii) the Board of Directors of the Company (a) withdraws, qualifies, or modifies in a manner adverse to United Community its recommendation for the Merger or (b) approves or recommends an Acquisition Proposal;

WHEREAS, Section 5.5 of the Rights Agreement provides that the Company and the Rights Agent may from time to time supplement or amend the Rights Agreement without the approval of any holders of Rights in any respect;

WHEREAS, the Company desires to amend the Rights Agreement to facilitate the transactions contemplated by the Merger Agreement; and

WHEREAS, the Company has delivered to the Rights Agent the officer’s certificate contemplated by Section 5.5 of the Rights Agreement.

NOW, THEREFORE, in accordance with Section 5.5 of the Rights Agreement, and in consideration of the premises and mutual agreements hereinafter set forth, the Company and the Rights Agent agree to amend the Rights Agreement as follows:

1.	Amendment to Section 1.1.

(a)            The definition of “Acquiring Person” in Section 1.1 of the Rights Agreement is hereby amended by adding the following sentence at the end thereof:

“Notwithstanding the foregoing, neither United Community Banks, Inc. nor any of its Affiliates shall be deemed to be an Acquiring Person solely as a result of the execution, delivery or performance of the Merger Agreement or the Support Agreements or the consummation of the Merger (as defined in the Merger Agreement) and the other transactions contemplated thereby.”

(b)            The definition of “Expiration Time” in Section 1.1 of the Rights Agreement is hereby amended and restated in its entirety as follows:

“Expiration Time” shall mean the earliest of (i) the Effective Time (as defined in the Merger Agreement), (ii) the Exchange Time, (iii) the Redemption Time, (iv) the Close of Business on the sixth anniversary of the date of this Agreement and (v) the time at which the Board of Directors receives, at the Board of Directors’ request, a report from the Company’s advisors that (A) the NOLs have been utilized in all material respects or are no longer available in any material respect under Section 382 of the Code or any applicable state law, in each case such that any remaining available NOLs are not material relative to the total value of the NOLs to the Company as of the date of this Agreement, or (B) an ownership change under Section 382 of the Code would not adversely impact in any material respect the time period in which the Company could use the NOLs, or materially impair the amount of the NOLs that could be used by the Company in any particular time period relative to the total value of the NOLS that the Company could use during such time period absent such ownership change, for applicable tax purposes.

(c)            Section 1.1 of the Rights Agreement is hereby amended by adding the following definitions thereto:

“ ‘Merger Agreement’ shall mean that certain Agreement and Plan of Merger, dated as of June 26, 2017, by and between the Company and United Community Banks, Inc., a Georgia corporation.”

“ ‘Support Agreements’ shall mean one or more support agreements, dated as of June 26, 2017, by and between one or more shareholders of the Company and United Community Banks, Inc., a Georgia corporation.”

(d)            The definition of “Separation Time” in Section 1.1 of the Rights Agreement is hereby amended by adding the following proviso at the end thereof:

“and provided further, that in no event shall the Separation Time be deemed to have occurred solely as a result of the execution, delivery or performance of the Merger Agreement or the Support Agreements or the consummation of the Merger (as defined in the Merger Agreement) and the other transactions contemplated thereby.”

(e)            The definition of “Stock Acquisition Date” in Section 1.1 of the Rights Agreement is hereby amended by adding the following proviso at the end thereof:

“; provided, however, that in no event shall a Stock Acquisition Date be deemed to have occurred solely as a result of the execution, delivery or performance of the Merger Agreement or the Support Agreements or the consummation of the Merger (as defined in the Merger Agreement) and the other transactions contemplated thereby.”

2.      Termination of Merger Agreement. If for any reason the Merger Agreement is terminated pursuant to the terms thereof, then this Amendment shall automatically terminate and shall be of no further force or effect and the Agreement shall remain exactly the same as it existed immediately prior to execution of this Amendment. The Company shall promptly notify the Rights Agent in writing if the Merger Agreement is terminated.

3.       Effectiveness. This Amendment shall be deemed effective concurrently with the execution and delivery of the Merger Agreement. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

4.       Governing Law; Exclusive Jurisdiction. This Amendment shall be deemed to be a contract made under the laws of the State of North Carolina and for all purposes shall be governed by and construed in accordance with the laws of the State of North Carolina applicable to contracts entered into, made within, and to be performed entirely within the State of North Carolina, without giving effect to any choice or conflict of laws provisions or rules that would cause the application of laws of any jurisdiction other than the State of North Carolina; except that the rights, duties, and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts entered into, made within, and to be performed entirely within the State of New York.

5.       Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Rights Agreement to be duly executed, effective as of the date and year first above written.

FOUR OAKS FINCORP, INC.

By:	/s/ David H. Rupp
Name:	David H. Rupp
Title:	President and Chief Executive Officer

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Megan Roe
Name:	Megan Roe
Title:	VP and Manager, Relationship Management